

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 19, 2007

Via U.S. Mail and Fax (54 11 4344 4611)
Mr. Gabriel Blasi
Chief Financial Officer
Cresud Inc.
Moreno 877, 23 Floor
Buenos Aires, Argentina
C1091AAQ

      Re: Cresud Inc.
              Form 20-F for the Fiscal Year Ended June 30, 2006
              Filed December 28, 2006
              File No. 333-06548

Dear Mr. Blasi:

      We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

General

1. The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant's Form 20-F, and most recently filed Form 6-K, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act"). Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. In so doing, please provide us with any legal basis, analysis and calculations necessary to support your position.

Item 15. Controls and procedures
Disclosure, Controls and Procedures, page 163

2. We note your disclosure that "the evaluation found no significant change in Cresud Inc.'s internal controls that materially affected, or is reasonably likely to materially affect, Cresud Inc.'s internal controls." Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K, which became effective on August 14, 2003. Further, in future filings, please comply with Item 308(c) of Regulation S-K. See also Section II.J. of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iij.

Note 2. Preparation of financial statements
Acquisitions, page F-11

3. We note the excess of the purchase price over the fair value of the net identifiable tangible assets acquired relating to Agropecuaria Cervera S.A., amounting to Ps. 23.6 million, was allocated to concession rights. Tell us and disclose how you determined this was an appropriate method in determining the fair value of the concession rights. Please refer to EITF D-108 for U.S. GAAP purposes. Additionally, we note your disclosure on page 67 that you test this asset for impairment in accordance with SFAS No. 142. Please note that paragraph 15 of SFAS No. 142 requires that intangible assets subject to amortization be tested for impairment in accordance with SFAS No. 144.

Note 3. Significant accounting policies
Investments, page F-13

4. Tell us and disclose in future filings why it is appropriate to account for your investment in BrasilAgro under the equity method given your equity interest of 7.3%. Further, disclose more specifically what significant influence you have over this investment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant